UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20459

                               SCHEDULE TO/A
                               (RULE 14d-100)
                           TENDER OFFER STATEMENT
                 UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                       CAPSTEAD MORTGAGE CORPORATION
                     (NAME OF SUBJECT COMPANY (ISSUER))

                       FORTRESS INVESTMENT GROUP LLC
                    FORTRESS REGISTERED INVESTMENT TRUST
                        FORTRESS INVESTMENT FUND LLC
                             FORTRESS CAP LLC
                     (NAME OF FILING PERSON (OFFEROR))

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                               (14067E 40 7)
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RANDAL A. NARDONE
                   CHIEF OPERATING OFFICER AND SECRETARY
                              FORTRESS CAP LLC
                        1301 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019
                               (212)798-6100
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                  COPY TO:
                             J. GREGORY MILMOE
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]





        This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer by Fortress Cap LLC, a Delaware limited liability company ("Fortress"), to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, of Capstead Mortgage Corporation, a Maryland corporation at a purchase price of $9.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000, and the related Letter of Transmittal.


ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         The Offer expired at 12:01 a.m., New York City time, on July 1, 2000. Fortress accepted a total of approximately 2,765,028 shares at a purchase price of $9.00 per share.


ITEM 12. EXHIBITS.

        Item 12 is hereby amended and supplemented by adding the following additional exhibit:

        (a)(12) Press release issued by Fortress on July 3, 2000.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2000


                            FORTRESS INVESTMENT GROUP LLC

                            By:  /s/ Randal A. Nardone
                                 -------------------------------------
                                   Randal A. Nardone, as
                                   Chief Operating Officer and
                                   Secretary of
                                   Fortress Investment Group LLC


                            FORTRESS REGISTERED INVESTMENT TRUST

                            By:  /s/ Randal A. Nardone
                                 -------------------------------------
                                   Randal A. Nardone, as
                                   Chief Operating Officer and Secretary
                                   of Fortress Registered Investment Trust

                            FORTRESS INVESTMENT FUND, LLC

                            By:  /s/ Randal A. Nardone
                                 --------------------------------------
                                   Randal A. Nardone, as
                                   Chief Operating Officer and Secretary
                                   of Fortress Fund MM, LLC, managing
                                   member of Fortress Investment Fund, LLC


                            FORTRESS CAP LLC

                            By:  /s/ Randal A. Nardone
                                 -------------------------------------
                                   Randal A. Nardone, as
                                   Chief Operating Officer and Secretary
                                   of Fortress Registered Investment Trust,
                                   sole member of Fortress Cap LLC



                               EXHIBIT INDEX


        (a)(12)  Press release issued by Fortress on July 3, 2000.